FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of May 7, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2007 First Quarter Results.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 7, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
---------------------------
Cecilia Bilesio
Corporate Secretary

                  Tenaris Announces 2007 First Quarter Results

    The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with International Financial
Reporting Standards (IFRS) and presented in U.S. dollars.

    LUXEMBOURG--(BUSINESS WIRE)--May 4, 2007--Tenaris S.A. (NYSE:TS) (BI:TEN) (BMV:TS) (BCBA:TS) ("Tenaris") today announced its results for the quarter ended March 31, 2007 with comparison to its results for the quarter ended March 31, 2006.

Summary of 2007 First Quarter Results
(Comparison with fourth quarter and first quarter of 2006)

                                      Q1 2007    Q4 2006     Q1 2006
Net sales (US$ million)               2,425.3 2,460.9  (1%)1,621.9 50%
Operating income (US$ million)          757.6   812.6  (7%)  597.1 27%
Net income (US$ million)                509.4   612.0 (17%)  441.7 15%
Shareholders' net income (US$ million)  480.3   574.8 (16%)  419.7 14%
Earnings per ADS (US$)                   0.81    0.97 (16%)   0.71 14%
Earnings per share (US$)                 0.41    0.49 (16%)   0.36 14%
EBITDA (US$ million)                    858.1   901.6  (5%)  651.8 32%
EBITDA margin (% of net sales)             35%     37%          40%

    Our results in the first quarter continued to show strong year-on-year growth with net sales up 50%, operating income up 27% and earnings per share up 14%. Sequentially, however, revenues were flat, operating income declined 7% and earnings per share, on a comparable basis(1), declined 11%. Demand for our products and services outside North America remains firm but, in North America, it has been affected by the slowdown in Canada. Free cash flow (net cash provided by operations less capital expenditures) during the period totaled US$568.4 million, and net debt decreased to US$1,574.7 million at March 31, 2007.

    (1) Excluding the gain recorded on the sale of Dalmine Energie in the fourth quarter of 2006.

    Market Background and Outlook

    Oil prices fluctuated during the first quarter, declining at the beginning of the period before recovering towards the end. North American gas prices, which had declined sharply in the second half of last year falling below US$5 per million BTU in September, recovered to a range of US$7-8 per million BTU. The international count of active drilling rigs, as published by Baker Hughes, continued to rise and averaged 982 during the first quarter, an increase of 3% over the previous quarter and one of 10% compared to the same quarter of the previous year. In North America, however, where drilling activity is more sensitive to regional gas prices, the Canadian rig count registered a 20% decline in the first quarter of 2007 compared to the first quarter of 2006. The U.S. rig count remained stable showing a 1% increase during the first quarter of 2007 compared to the fourth quarter of 2006 and was up 14% compared to the first quarter of 2006.

    In addition to the slowdown in Canadian drilling activity during the recently-ended winter drilling season, sales of our tubular products and services in North America during the first quarter of 2007 were also affected by the increase in imports from China. Demand in the rest of the world, however, remains firm as oil and gas operators continue to increase investments in exploration and production activity. We expect that, based on current forward gas prices, drilling activity in Canada will recover in the next winter drilling season and that we will increase our worldwide sales of high-end products later in the year as we bring on stream new heat treatment and finishing facilities. Consequently, we should continue to record year-on-year growth in sales and maintain our segment operating margin at current levels.

    Sales of our large diameter pipes for pipeline projects in South America started to pick up at the end of the first quarter as we commenced deliveries to the GASCAC phase of the GASENE project in Brazil. Further increases in sales are expected during the year as we complete deliveries to this and other projects in Brazil and a delayed project in Argentina.

    Annual Shareholders Assembly

    The annual general shareholders' meeting of Tenaris will take place at 11:00 am on June 6, 2007 in Luxembourg. The notice and agenda for the meeting, the shareholder meeting brochure and proxy statement and the Company's 2006 annual report may be downloaded from our website at www.tenaris.com/investors and may be obtained on request by calling 1-800-990-1135 (within the USA) or +1-201-680-6630 (outside the USA).

Analysis of 2007 First Quarter Results

   Sales volume (metric tons)     Q1 2007  Q1 2006 Increase/(Decrease)
Tubes - Seamless                   746,000 714,000                  4%
Tubes - Welded                     252,000   7,000
Tubes - Total                      998,000 721,000                 38%
Projects - Welded                   75,000  58,000                 29%
Total                            1,073,000 779,000                 38%

               Tubes               Q1 2007 Q1 2006 Increase/(Decrease)
(Net sales - $ million)
North America                        727.8   449.6                 62%
South America                        260.5   218.8                 19%
Europe                               418.7   296.2                 41%
Middle East & Africa                 580.0   310.9                 87%
Far East & Oceania                   157.7   172.6                (9%)
Total net sales ($ million)        2,144.7 1,448.0                 48%
Cost of sales (% of sales)              50%     48%
Operating income ($ million)         722.0   572.2                 26%
Operating income (% of sales)           34%     40%

    Net sales of tubular products and services rose 48% to US$2,144.7 million in the first quarter of 2007, compared to US$1,448.0 million in the first quarter of 2006, due primarily to the incorporation of sales from the former Maverick operations. On a like for like basis both average selling prices and sales volumes increased. Sales rose strongly in the Middle East and Africa on increased demand for our TenarisBlue(R) premium connections and other specialized OCTG products and services. In North America, on a like-for-like basis, sales declined reflecting the slowdown in drilling activity and distributor inventory adjustments in Canada and lower activity in Mexico. In Europe, sales of line pipe products to process and power plant customers increased as did hollows for gas cylinders and mechanical pipe for hydraulic cylinders. In South America, sales increased in Colombia and Argentina but sales of OCTG products and services were lower in Venezuela as PDVSA continued to draw down inventories. In the Far East and Oceania, sales declined primarily due to lower sales of OCTG products and services in the region.

          Projects              Q1 2007   Q1 2006  Increase/(Decrease)
Net sales ($ million)              124.4      96.2                 29%
Cost of sales (% of sales)            66%       65%
Operating income ($ million)        26.3      16.3                 61%
Operating income (% of sales)         21%       17%

    Net sales of pipes for pipeline projects increased 29% to US$124.4 million in the first quarter of 2007, compared to US$96.2 million in the first quarter of 2006, primarily reflecting higher sales in Brazil where deliveries for the GASCAC phase of the GASENE project began during the period.

           Others              Q1 2007   Q1 2006  Increase/(Decrease)
Net sales ($ million)             156.2      77.6                 101%
Cost of sales (%of sales)            82%       77%
Operating income ($ million)        9.3       8.6                   8%
Operating income (% of sales)         6%       11%

    Net sales of other products and services rose 101% to US$156.2 million in the first quarter of 2007, compared to US$77.6 million in the first quarter of 2006, reflecting the inclusion of sales of conduit pipes and higher sales of metallic structures by our Brazilian subsidiary.

    Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 15.4% in the quarter ended March 31, 2007 compared to 13.4% in the corresponding quarter of 2006 due primarily to an increase in amortization expenses following the incorporation of Maverick. Amortization of customer relationships and other intangibles acquired with Maverick amounted to US$37 million in the quarter.

    Net interest expenses rose to US$35.5 million in the first quarter of 2007 compared to a net interest income of US$0.8 million in the same period of 2006 reflecting an increased net debt position following the Maverick acquisition.

    Other financial results recorded a loss of US$13.0 million during the first quarter of 2007, compared to a gain of US$9.7 million during the first quarter of 2006. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

    Equity in earnings of associated companies generated a gain of US$25.9 million in the first quarter of 2007, compared to a gain of US$21.5 million in the first quarter of 2006. These gains were derived mainly from our equity investment in Ternium.

    Income tax charges totalled US$225.5 million in the first quarter of 2007, equivalent to 32% of income before equity in earnings of associated companies and income tax, compared to US$190.0 million in the first quarter of 2006, equivalent to 31% of income before equity in earnings of associated companies and income tax.

    Income attributable to minority interest rose to US$29.1 million in the first quarter of 2007, compared to US$22.0 million in the corresponding quarter of 2006 reflecting higher operating and financial results at our Confab and NKKTubes subsidiaries.

    Cash Flow and Liquidity

    Net cash provided by operations during the first quarter of 2007 was US$688.3 million, compared to US$544.1 million in the first quarter of 2006. Working capital increased by US$90.5 million, reflecting principally a decline in trade payables of US$71.4 million and an increase in inventories of US$65.5 million.

    Capital expenditures amounted to US$119.9 million in the first quarter of 2007, compared to US$69.5 million in the first quarter of 2006. The increase reflects the progress of implementation of our two-year investment program to increase capacity for specialized products and investments in the former Maverick operations.

    During the first quarter of 2007, total financial debt decreased by US$253.0 million to US$3,398.2 million at March 31, 2007 from US$3,651.2 million at December 31, 2006. Net financial debt during the first quarter of 2007 decreased by US$520.6 million to US$1,574.7 million at March 31, 2007.

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

                                                 Three-month period
(Thousands of U.S. dollars)                         ended March 31,
                                                ----------------------
                                                   2007       2006
                                                ----------- ----------
Continuing operations                                (Unaudited)
Net sales                                        2,425,299  1,621,891
Cost of sales                                   (1,291,498)  (816,327)
                                                ----------- ----------
Gross profit                                     1,133,801    805,564
Selling, general and administrative expenses      (374,267)  (216,640)
Other operating income (expenses), net              (1,937)     8,185
                                                ----------- ----------
Operating income                                   757,597    597,109
Interest income                                     22,191     12,395
Interest expense                                   (57,727)   (11,639)
Other financial results                            (13,043)     9,697
                                                ----------- ----------
Income before equity in earnings of associated
 companies and income tax                          709,018    607,562
Equity in earnings of associated companies          25,907     21,521
                                                ----------- ----------
Income before income tax                           734,925    629,083
Income tax                                        (225,531)  (190,026)
                                                ----------- ----------
Income for continuing operations                   509,394    439,057

Discontinued operations
Income (loss) for discontinued operations                -      2,633
                                                ----------- ----------

Income for the period                              509,394    441,690

Attributable to:
Equity holders of the Company                      480,304    419,688
Minority interest                                   29,090     22,002
                                                ----------- ----------
                                                   509,394    441,690
                                                ----------- ----------

Consolidated Condensed Interim Balance Sheet

(Thousands of U.S.
 dollars)                    At March 31, 2007   At December 31, 2006
                           --------------------- ---------------------
                                (Unaudited)
ASSETS
Non-current assets
  Property, plant and
   equipment, net          2,978,406             2,939,241
  Intangible assets, net   2,826,641             2,844,498
  Investments in
   associated companies      453,483               422,958
  Other investments           26,807                26,834
  Deferred tax assets        293,353               291,641
  Receivables                 39,330  6,618,020     41,238  6,566,410
                           ----------            ----------

Current assets
  Inventories              2,437,796             2,372,308
  Receivables and
   prepayments               268,845               272,632
  Current tax assets         160,676               202,718
  Trade receivables        1,642,841             1,625,241
  Other investments          188,688               183,604
  Cash and cash
   equivalents             1,634,812  6,333,658  1,372,329  6,028,832
                           --------------------- ---------------------

Total assets                         12,951,678            12,595,242

EQUITY
Capital and reserves
 attributable to the
 Company's equity holders
  Share capital            1,180,537             1,180,537
  Legal reserves             118,054               118,054
  Share premium              609,733               609,733
  Currency translation
   adjustments                29,023                 3,954
  Other reserves              28,143                28,757
  Retained earnings        3,877,888  5,843,378  3,397,584  5,338,619
                           ----------            ----------

Minority interest                       387,552               363,011
                                     -----------           -----------
Total equity                          6,230,930             5,701,630
                                     -----------           -----------

LIABILITIES
Non-current liabilities
  Borrowings               2,765,327             2,857,046
  Deferred tax liabilities   978,204               991,945
  Other liabilities          193,339               186,724
  Provisions                  84,405                92,027
  Trade payables                 354  4,021,629        366  4,128,108
                           ----------            ----------

Current liabilities
  Borrowings                 632,858              794,197
  Current tax liabilities    693,545              565,985
  Other liabilities          217,241              187,701
  Provisions                  22,729               26,645
  Customer advances          365,861              352,717
  Trade payables             766,885   2,699,119  838,259   2,765,504
                             -------- ----------- -------- -----------

Total liabilities                      6,720,748            6,893,612

Total equity and liabilities          12,951,678           12,595,242

Consolidated Condensed Interim Cash Flow Statement

                                                  Three-month period
                                                     ended March 31,
                                                  --------------------
(Thousands of U.S. dollars)                         2007       2006
                                                  ---------- ---------
Cash flows from operating activities                  (Unaudited)
Income for the period                               509,394   441,690
Adjustments for:
Depreciation and amortization                       100,487    54,675
Income tax accruals less payments                   125,377    83,458
Equity in earnings of associated companies          (25,907)  (21,521)
Interest accruals less payments, net                 45,429     5,292
Income from disposal of investment                        -    (6,933)
Changes in provisions                                (7,230)      731
Changes in working capital                          (90,519)  (24,257)
Other, including currency translation adjustment     31,243    10,947
                                                  ---------- ---------
Net cash provided by operating activities           688,274   544,082
                                                  ---------- ---------

Cash flows from investing activities
Capital expenditures                               (119,912)  (69,529)
Acquisitions of subsidiaries and minority
 interest                                            (1,750)  (29,809)
Decrease in subsidiaries                             (1,195)        -
Proceeds from disposal of property, plant and
 equipment and intangible assets                      2,693     1,820
Changes in restricted bank deposits                       -       648
Investments in short terms securities                (5,084) (177,650)
                                                  ---------- ---------
Net cash used in investing activities              (125,248) (274,520)
                                                  ---------- ---------

Cash flows from financing activities
Dividends paid to minority interest in
 subsidiaries                                        (3,359)   (7,581)
Proceeds from borrowings                             48,174   101,085
Repayments of borrowings                           (360,899) (154,601)
                                                  ---------- ---------
Net cash used in financing activities              (316,084)  (61,097)
                                                  ---------- ---------
Increase in cash and cash equivalents               246,942   208,465

Movement in cash and cash equivalents
At the beginning of the period                    1,365,008   680,591
Effect of exchange rate changes                       2,736    (1,834)
Increase in cash and cash equivalents               246,942   208,465
At March 31,                                      1,614,686   887,222

                                                  ---------- ---------
Cash and cash equivalents                             At March 31,
                                                  --------------------
                                                       2007      2006
Cash and bank deposits                            1,634,812   910,991
Bank overdrafts                                     (20,105)  (22,369)
Restricted bank deposits                                (21)   (1,400)
                                                  1,614,686   887,222

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com